UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

VectivBio Holding AG

(Name of Subject Company)

VectivBio Holding AG

(Name of Person Filing Statement)

Ordinary Shares, nominal value of CHF 0.05 per share

(Title of Class of Securities)

H9060V101

(CUSIP Number of Class of Securities)

Luca Santarelli, M.D.

Chief Executive Officer

Aeschenvorstadt 36

4051 Basel

Switzerland

Tel: +41 615513030

Email: luca.santarelli@vectivbio.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Michal Berkner Brandon Fenn Ryan Samson Rita Sobral Cooley (UK) LLP 22 Bishopsgate London, EC2N 4BQ United Kingdom +44 (0) 20 7556 4321	Andreas Müller Margrit Marti Homburger AG Prime Tower Hardstrasse 201 CH-8005 Zurich Switzerland +41 43 222 10 00

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by VectivBio Holding AG, a Swiss stock corporation (Aktiengesellschaft) organized under the laws of Switzerland (“VectivBio” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on May 31, 2023 (as amended or supplemented from time to time, the “Schedule 14D-9”) relating to the tender offer (the “Offer”) by Ironwood Pharmaceuticals, Inc., a Delaware corporation (“Ironwood”), to acquire all of the outstanding registered ordinary shares, nominal value of CHF 0.05 per share (the “Shares”), of VectivBio for $17.00 per Share, net to the shareholders of VectivBio in cash (but subject to deduction for any applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 31, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which were filed as Exhibit (a)(1) and Exhibit (a)(2), respectively, to the Schedule 14D-9. The Offer is being made pursuant to the Transaction Agreement, dated as of May 21, 2023, by and between Ironwood and VectivBio (the “Transaction Agreement”), a copy of which was filed as Exhibit (e)(1) to the Schedule 14D-9 filed by the Company with the SEC on May 31, 2023. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Subsequent Developments

Following the filing of the Schedule 14D-9 on May 31, 2023, and as of June 20, 2023, three Complaints (as defined below), have been filed by purported shareholders of VectivBio against the Company and its current directors, asserting claims under Sections 14(e) & (d) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14d-9 promulgated thereunder challenging the adequacy of certain public disclosures made by the Company concerning the Offer and the Transaction Agreement. In these Complaints, plaintiffs seek injunctive relief, rescission, to the extent already implemented, of the Transaction Agreement, or award of rescissory damages to the plaintiffs, an order directing defendants to file a Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required to be included in it or necessary to make the statements contained therein not misleading, unspecified monetary damages, unspecified costs, and other relief. VectivBio and the other named defendants deny that they have violated any laws or breached any duties to VectivBio’s shareholders and believe that these Complaints are without merit and that no supplemental disclosure is required to the Schedule 14D-9 under any applicable law, rule or regulation. See “Item 8. Additional Information” below for more information.

Although VectivBio believes the disclosures set forth in the Schedule 14D-9 fully comply with applicable law, in order to moot such plaintiffs’ purported disclosure claims, avoid nuisance and possible expense, and provide additional information to its shareholders, the Company has determined to voluntarily supplement the Schedule 14D-9 with the supplemental disclosures set forth below (collectively, the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal necessity or materiality under applicable law of any of the disclosures set forth herein. To the contrary, VectivBio specifically denies all allegations, as set forth in the Complaints, that any additional disclosure was or is required or material.

Except as otherwise set forth below, the information in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 4. The Solicitation or Recommendation.

“Item 4. The Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By adding the underlined text to the below paragraph under section (a) titled “—Background of the Offer” that previously appeared in the seventh full paragraph on page 12 as follows:

“On April 14, 2023, the Company signed a confidentiality agreement with Party A~~.~~, which included a standstill provision with a customary exclusion permitting Party A to confidentially approach VectivBio’s Board or management team during the standstill period and with customary fall-away provisions. The same day, the Company gave a presentation to representatives of Party A via videoconference.”

2.

By adding the underlined text and deleting the struck through text to the below paragraph under section (d) titled “Opinion of Centerview Partners LLC,” subheading “Discounted Cash Flow Analysis” that previously appeared in the second full paragraph on page 26 as follows:

“In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2023 using discount rates ranging from 12.0% to 14.0% (calculated based on an estimated weighted average cost of capital for VectivBio calculated using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of VectivBio over the period beginning on June 30, 2023 and ending on December 31, 2041, utilized by Centerview based on the Management Projections, (ii) an implied terminal value of VectivBio, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2041 at a rate of free cash flow decline of 50% year over year, as directed by VectivBio’s management and (iii) tax savings from usage of VectivBio’s estimated net operating losses of $157 million as of December 31, 2022 and future losses as provided by VectivBio’s management and (b) adding to the foregoing results (i) VectivBio’s estimated net cash of $159 million as of June 30, 2023 and (ii) the impact of assumed equity raises in 2023, 2024 and 2025 as set forth in the Projections. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares of approximately 62.8 million basic Shares plus the dilutive impact of (1) approximately 8.3 million outstanding options with a weighted average exercise price (WAEP) of $5.49, (2) approximately 324,000 outstanding warrants with a WAEP of $5.52, (3) approximately 357,000 Shares underlying certain convertible debt at a conversion price of $7.00, (4) approximately 250,000 outstanding warrants with a WAEP of $10.00, and (5) approximately 500,000 RSU awards as of May 17, 2023, as set forth in the Internal Data, ~~taking into account the dilution associated with the assumed equity raises,~~ resulting in a range of implied equity values per Share of $12.55 to $15.00, rounded to the nearest $0.05. Centerview then compared the results of the above analysis to the Consideration of $17.00 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Transaction Agreement.”

3.

By adding the underlined text to the below paragraph under section (d) titled “Opinion of Centerview Partners LLC,” subheading “Other Factors – Analyst Price Targets” that previously appeared on page 27 as follows:

“Centerview reviewed stock price targets for the Shares in the six publicly available Wall Street research analyst reports as of May 19, 2023, which indicated low and high stock price targets for VectivBio ranging from $18.00 to $30.00 per Share and a median price target of $21 per share.”

4.

By adding the underlined text to the below paragraph under section (d) titled “Opinion of Centerview Partners LLC,” subheading “Other Factors – Premiums Paid Analysis” that previously appeared on page 27 as follows:

“Centerview performed an analysis of premiums paid in selected transactions involving publicly traded development stage biopharmaceutical companies for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to (i) the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction and (ii) the volume weighted average trading price of the target company’s common stock for the 60 days prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction, reflecting a median premium of 77% and a range of premiums of 57% to 166%. Centerview applied a range of 60% to 90% to VectivBio’s closing share price on May 19, 2023 (the last trading day before the public announcement of the Transaction) of $11.90, which resulted in an implied price range of approximately $19.05 to $22.60 per Share, rounded to the nearest $0.05. Centerview applied a range of 65% to 90% to VectivBio’s volume weighted average trading price during the 60-day period ended May 19, 2023 (the last trading day before the public announcement of the Offer) of $9.81, which resulted in an implied price range of approximately $16.20 to $18.65 per Share, rounded to the nearest $0.05.”

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.	By amending and restating the paragraph under the section titled “Legal Proceedings” on page 30 by deleting the entire sentence and replacing it with the following paragraphs to read as follows:

“Subsequent to the filing of the Schedule 14D-9 on May 31, 2023 in connection with the Transaction Agreement, three complaints have been filed by purported VectivBio shareholders as individual actions against VectivBio and VectivBio’s directors. The three complaints have been filed in the United States District Court for the Southern District of New York and are captioned Bushansky v. VectivBio Holding AG et al., Case No. 1:23-cv-04745 (filed June 6, 2023), O’Dell v. VectivBio Holding AG et al., Case No. 1:23-cv-04790 (filed June 7, 2023), and Wang v. VectivBio Holding AG et al., Case No. 1:23-cv-04833 (filed June 8, 2023). The foregoing complaints are referred to as the “Complaints.”

The Complaints allege that the defendants violated federal securities laws by misrepresenting and/or omitting material information in the Schedule 14D-9. The complaints seek, among other things, (i) injunctive relief preventing the consummation of the Schedule TO and the Transaction Agreement, (ii) rescissory damages or rescission in the event that the Schedule TO contemplated by the Transaction Agreement has already been consummated, (iii) damages, and (iv) plaintiffs’ attorneys’ and experts’ fees and expenses.

In addition to the Complaints, as of June 20, 2023, VectivBio has received five demand letters, including one that attaches a draft complaint (the “Demand Letters”), from purported VectivBio’s shareholders. The Demand Letters generally seek that certain information allegedly omitted from the Schedule 14D-9 be disclosed.

The defendants believe that the allegations and claims asserted in the Complaints and the Demand Letters are without merit and that the disclosures in the Schedule 14D-9 comply fully with applicable law. Additional lawsuits may be filed against VectivBio, VectivBio’s board, and Ironwood Pharmaceuticals, Inc., and additional demand letters may be received, in connection with the Schedule TO, the Transaction Agreement, and the Schedule 14D-9. If such additional complaints are filed or demand letters received, or such amendments are filed or received, absent new or different allegations that are material, VectivBio and/or Ironwood will not necessarily announce such additional complaints or demand letters.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VECTIVBIO HOLDING AG

By:	/s/ Luca Santarelli
Name:	Luca Santarelli
Title:	Chief Executive Officer

Dated: June 20, 2023